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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Announces Firm Order for 20 E-Jets from SkyWest

São José dos Campos, Brazil, October 2nd, 2017 – Embraer today announced a firm order from SkyWest, Inc. (SkyWest) (NASDAQ: SKYW) for 20 E-Jets. The order has a value of USD 914 million, based on current list prices, and will be included in Embraer’s 2017 third-quarter backlog. Combined with last month’s announcement for 25 new aircraft, today’s order results in a cumulative order of 45 new aircraft placed by SkyWest with Embraer in 2017.

Of the 20 aircraft, SkyWest will receive 15 E175 SC (Special Configuration) aircraft, in a 70-seat configuration. The E175 SC aircraft features an E175 airframe, which can be retrofitted to 76 seats in the future. SkyWest will also receive five E175s, in a 76-seat configuration, similar to aircraft SkyWest has previously ordered.

Including this new contract, Embraer has sold more than 380 E175 jets to airlines in North America since January 2013, earning more than 80% of all orders in the 76-seat jet segment.

Since entering revenue service, the E-Jets family has received more than 1,700 orders and over 1,300 aircraft have been delivered. Today, E-Jets are flying in the fleets of 70 customers in 50 countries. The versatile 70 to 130-seat family is flying with low-cost airlines as well as with regional and mainline carriers.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer